===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                              -------------------

                                   FORM 11-K

(Mark One)
                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
   /x/          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1994

                                      OR

              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
  / /          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the transition period from       to

                         Commission file number 1-8940

                           --------------------------

                 General Foods Employee Thrift-Investment Plan
                 Three Lakes Drive, Northfield, Illinois 60093

                           (Full title of the plan)




                         PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York 10017

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)


===============================================================================

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                           ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994



                               TABLE OF CONTENTS

                                                           PAGE(S)
                                                           -------

REPORT OF INDEPENDENT ACCOUNTANTS.......................        3

FINANCIAL STATEMENTS:
  Statements of Financial Condition as of December 31,
   1994 and 1993........................................      4-5
  Statements of Income and Changes in Plan Equity for
   the years ended December 31, 1994, 1993 and 1992.....      6-8
  Notes to Financial Statements.........................     9-20

SIGNATURES..............................................       21

SCHEDULES:
  Schedule I - Investments as of December 31, 1994......    S-1-9

  Other schedules are omitted because the information required is contained in the financial statements.

EXHIBITS:
   23. Consent of Independent Accountants.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To:  The Corporate Employee Plans Investment
     Committee of Philip Morris Companies Inc., the Corporate Employee Benefit Committee of
     Philip Morris Companies Inc., the Management
     Committee for Employee Benefits of Kraft
     Foods, Inc., the Administrative Committee and all Participants as a group (but not individually) of the General Foods Employee Thrift-Investment Plan:


     We have audited the accompanying statements of financial condition of the General Foods Employee Thrift-Investment Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1994 and the schedule of investments as of December 31, 1994. These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. or Kraft Foods, Inc. (or their delegates). Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1994 and 1993, and the income and changes in plan equity for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.



                                                        COOPERS & LYBRAND L.L.P.
Chicago, Illinois
April 14, 1995

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                        STATEMENT OF FINANCIAL CONDITION
                            AS OF DECEMBER 31, 1994
                           (IN THOUSANDS OF DOLLARS)

                                  ----------

                               DIVERSIFIED
                                 EQUITY     INTEREST  GOVERNMENT
                                  INDEX      INCOME   SECURITIES   PHILIP MORRIS
                                  FUND        FUND     FUND (GF)     STOCK FUND     TOTAL
                               -----------  --------  -----------  --------------  --------
ASSETS:
 Allocated share of
   Trust net assets                 $3,815   $12,933      $1,001         $81,918   $ 99,667
 Employer contributions
   receivable                            2         4           2             543        551
 Employee contributions
   receivable                            1         2           1               2          6
 Interfund receivables
   (payables)                           61        77          (4)           (134)         -
                                    ------   -------      ------         -------   --------

     Total assets                    3,879    13,016       1,000          82,329    100,224
                                    ------   -------      ------         -------   --------

LIABILITIES:
 Distributions and
   withdrawals payable                 348       384          23           2,240      2,995
 General and administrative
   expenses payable                      1         3           -              16         20
                                    ------   -------      ------         -------   --------

     Total liabilities                 349       387          23           2,256      3,015
                                    ------   -------      ------         -------   --------

     Plan equity                    $3,530   $12,629      $  977         $80,073   $ 97,209
                                    ======   =======      ======         =======   ========

  The accompanying notes are an integral part of these financial statements.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                        STATEMENT OF FINANCIAL CONDITION
                            AS OF DECEMBER 31, 1993
                           (IN THOUSANDS OF DOLLARS)

                                  ----------

                           DIVERSIFIED
                             EQUITY     INTEREST  GOVERNMENT
                              INDEX      INCOME   SECURITIES   PHILIP MORRIS
                              FUND        FUND     FUND (GF)     STOCK FUND     TOTAL
                           -----------  --------  -----------  --------------  --------

ASSETS:
 Allocated share of
   Trust net assets             $2,790   $12,639      $1,281         $87,349   $104,059
 Employer contributions
   receivable                        2         3           2             577        584
 Employee contributions
   receivable                        3        11           1              61         76
 Interfund receivables
   (payables)                       15        11          85            (111)         -
                                ------   -------      ------         -------   --------

     Total assets                2,810    12,664       1,369          87,876    104,719
                                ------   -------      ------         -------   --------

LIABILITIES:
 Distributions and
   withdrawals payable              16       468           9           1,539      2,032
                                ------   -------      ------         -------   --------

     Total liabilities              16       468           9           1,539      2,032
                                ------   -------      ------         -------   --------

     Plan equity                $2,794   $12,196      $1,360         $86,337   $102,687
                                ======   =======      ======         =======   ========

  The accompanying notes are an integral part of these financial statements.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                           (IN THOUSANDS OF DOLLARS)

                                  ----------

                                 DIVERSIFIED
                                    EQUITY     INTEREST   GOVERNMENT
                                    INDEX       INCOME    SECURITIES   PHILIP MORRIS
                                     FUND        FUND      FUND (GF)     STOCK FUND      TOTAL
                                 ------------  ---------  -----------  --------------  ---------

ADDITIONS:
 Employer contributions               $   11    $    17       $   13         $ 3,203   $  3,244
 Employee contributions                  331        693          160           4,719      5,903
 Allocated share of Trust
   investment activities:
    Interest income                                 853           53              27        933
    Dividend income                                                            4,406      4,406
    Net appreciation
     (depreciation) in
     fair value of
     investments                          64                      (3)          2,518      2,579
                                      ------    -------       ------         -------   --------
                                          64        853           50           6,951      7,918
                                      ------    -------       ------         -------   --------


    Total additions                      406      1,563          223          14,873     17,065
                                      ------    -------       ------         -------   --------

DEDUCTIONS:
 Distributions and
   withdrawals                          (742)    (3,695)        (933)        (16,227)   (21,597)
 General and administrative
   expenses                               (8)       (33)          (3)           (195)      (239)
                                      ------    -------       ------         -------   --------

    Total deductions                    (750)    (3,728)        (936)        (16,422)   (21,836)
                                      ------    -------       ------         -------   --------

Net transfers among funds                905      2,263          350          (3,518)         -
Transfers from (to)
 predecessor trusts                      174        334          (21)         (1,194)      (707)
Participants' loan repayments              1          1            1              (3)         -
                                      ------    -------       ------         -------   --------

    Net (deductions)
     additions                           736        433         (383)         (6,264)    (5,478)

PLAN EQUITY:
 Beginning of year                     2,794     12,196        1,360          86,337    102,687
                                      ------    -------       ------         -------   --------
 End of year                          $3,530    $12,629       $  977         $80,073   $ 97,209
                                      ======    =======       ======         =======   ========

  The accompanying notes are an integral part of these financial statements.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                           (IN THOUSANDS OF DOLLARS)

                                  ----------



                                 DIVERSIFIED
                                    EQUITY     INTEREST   GOVERNMENT
                                    INDEX       INCOME    SECURITIES   PHILIP MORRIS
                                     FUND        FUND      FUND (GF)     STOCK FUND      TOTAL
                                 ------------  ---------  -----------  --------------  ---------

ADDITIONS:
 Employer contributions               $    9    $    17       $   13        $  3,344   $  3,383
 Employee contributions                  213        696          159           5,248      6,316
 Allocated share of Trust
   investment activities:
    Interest income                                 972           55              34      1,061
    Dividend income                                                            3,961      3,961
    Net (depreciation)
     appreciation in
     fair value of
     investments                         249                      (1)        (32,752)   (32,504)
                                      ------    -------       ------        --------   --------
                                         249        972           54         (28,757)   (27,482)
                                      ------    -------       ------        --------   --------


    Total (deductions)
     additions                           471      1,685          226         (20,165)   (17,783)
                                      ------    -------       ------        --------   --------

DEDUCTIONS:
 Distributions and
   withdrawals                          (273)    (2,672)        (195)        (15,184)   (18,324)
 General and administrative
   expenses                                          (1)          (1)                        (2)
                                      ------    -------       ------        --------   --------

    Total deductions                    (273)    (2,673)        (196)        (15,184)   (18,326)
                                      ------    -------       ------        --------   --------

Net transfers among funds                212       (802)         297             293          -
Transfers from predecessor
 trusts                                             854                            9        863
Participants' loan repayments                                      1              (1)         -
                                      ------    -------       ------        --------   --------

    Net (deductions)
     additions                           410       (936)         328         (35,048)   (35,246)

PLAN EQUITY:
 Beginning of year                     2,384     13,132        1,032         121,385    137,933
                                      ------    -------       ------        --------   --------
 End of year                          $2,794    $12,196       $1,360        $ 86,337   $102,687
                                      ======    =======       ======        ========   ========

  The accompanying notes are an integral part of these financial statements.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1992
                           (IN THOUSANDS OF DOLLARS)

                                  ----------

                               DIVERSIFIED
                                  EQUITY     INTEREST   GOVERNMENT
                                  INDEX       INCOME    SECURITIES   PHILIP MORRIS
                                   FUND        FUND      FUND (GF)     STOCK FUND      TOTAL
                               ------------  ---------  -----------  --------------  ---------

ADDITIONS:
 Employer contributions                                                   $  2,844   $  2,844
 Employee contributions             $  153    $   734       $   97           5,383      6,367
 GF Trust investment
   activities:
    Interest income                      3      1,016          111              31      1,161
    Dividend income                                                          3,743      3,743
    Net (depreciation)
     appreciation in
     fair value of
     investments                       171                     (53)         (5,594)    (5,476)
                                    ------    -------       ------        --------   --------
                                       174      1,016           58          (1,820)      (572)
                                    ------    -------       ------        --------   --------

    Total additions                    327      1,750          155           6,407      8,639
                                    ------    -------       ------        --------   --------

DEDUCTIONS:
 Distributions and
   withdrawals                        (308)    (2,589)        (199)        (22,826)   (25,922)
 General and administrative
   expenses                             (1)        (7)          (1)                        (9)
                                    ------    -------       ------        --------   --------

    Total deductions                  (309)    (2,596)        (200)        (22,826)   (25,931)
                                    ------    -------       ------        --------   --------

Net transfers among funds              (63)      (812)         (17)            892          -
                                    ------    -------       ------        --------   --------

    Net deductions                     (45)    (1,658)         (62)        (15,527)   (17,292)

PLAN EQUITY:
 Beginning of year                   2,429     14,790        1,094         136,912    155,225
                                    ------    -------       ------        --------   --------
 End of year                        $2,384    $13,132       $1,032        $121,385   $137,933
                                    ======    =======       ======        ========   ========


  The accompanying notes are an integral part of these financial statements.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS

1.  GENERAL DESCRIPTION OF THE PLAN:

    The General Foods Employee Thrift-Investment Plan (the "Plan") is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and to share in the profits of certain operating units of Kraft Foods, Inc. (formerly known as Kraft General Foods, Inc. and hereinafter referred to as "Kraft Foods") by making such contribution. Kraft Foods is a subsidiary of Philip Morris Companies Inc. (the "Company").

    Hourly and certain salaried employees of Kraft Foods and certain of its domestic subsidiaries (the "Kraft Foods Companies") who are represented by designated collective bargaining units are eligible to participate in the Plan, provided they meet eligibility requirements. The benefits offered under the Plan may vary, depending upon the job location of the employee and the collective bargaining unit of which he or she is a member. After completing one year of service, eligible employees generally may make before-tax and/or after-tax contributions. Matching contributions by Kraft Foods from certain operating unit profits (the "Kraft Foods Matching Contributions") are contributed to the Plan in accordance with the formula described in Note 3. The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

    The administration of the Plan has generally been delegated to the Management Committee for Employee Benefits of Kraft Foods (the "Committee") comprised of employees of Kraft Foods. The Committee has appointed the Administrative Committee, comprised of members of the Committee, to handle certain Plan administration matters. The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc. (the "Investment Committee") (the Committee, the Administrative Committee and the Investment Committee, collectively are hereinafter referred to as the "Fiduciaries") is responsible for the selection of the investment options in which participants invest their assets in the Plan and monitors the performance of these investment options.

    As of January 1, 1992, the General Foods Thrift-Investment Trust (the "GF Trust") was comprised solely of assets of the Plan (see Note 6).

    Effective January 1, 1993, the Plan's assets were co-invested with the assets of the Kraft Foods Thrift Plan (formerly known as the Kraft General Foods Thrift Plan) and other plans sponsored by Kraft Foods in a commingled investment fund known as the Kraft Foods Master Defined Contribution Trust (hereinafter referred to as the "Trust") for which Bankers Trust Company (the "Trustee") serves as the trustee.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Participants have the option of investing their Plan Accounts (see Note 4) in 25% increments in the four funds listed below. Except for participants employed at the Naperville, Illinois facility of Kraft Foods (a "Naperville Participant"), Kraft Foods Matching Contributions are initially invested in the Philip Morris Stock Fund but may be allocated and invested in the same manner as participant contributions in the month following the month in which the Kraft Foods Matching Contributions are made.

      DIVERSIFIED EQUITY INDEX FUND (also referred to as the EQUITY INDEX FUND)
      - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

      INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by the Trustee with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest. The assets of the Interest Income Fund are also invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates, but not in the event of a default of any security in the pool.

      GOVERNMENT SECURITIES FUND (GF) - This fund includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies, and fully insured bank deposits.

      PHILIP MORRIS STOCK FUND - This fund is invested in the common stock, $1 par value, of the Company (the "Common Stock") and short-term temporary investments.

   None of the foregoing funds guarantees a return to the participant. Participants may change their options once a month, except that amounts may not be directly transferred between the Interest Income Fund and the U.S. Government Securities Fund.

   Each participant may vote all the shares of Common Stock held in his or her Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of the Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   At December 31, 1994 and 1993, there were 4,359 and 4,418 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                          DECEMBER 31,
                                         --------------
                                          1994    1993
                                         ------  ------

      Diversified Equity Index Fund         700     593
      Interest Income Fund                1,397   1,524
      U.S. Government Securities Fund       403     462
      Philip Morris Stock Fund            3,526   4,367

   Each participant is at all times fully vested in the balance of his or her After-Tax Contributions Account, Before-Tax Contributions Account, and in the balance of his or her Kraft Foods Matching Account attributable to amounts contributed before January 1, 1986 or transferred from the General Foods Employee Stock Ownership Plan ("ESOP") (see Note 4), and, in the case of a Naperville Participant, in the balance of the employer contribution-derived account transferred from the predecessor plan (see Note 9). A participant shall be fully vested in the balance in his or her Kraft Foods Matching Account upon attainment of age 55, retirement, permanent and total disability, or death. A participant who is employed by Kraft Foods or any of its affiliates at other than the Naperville, Illinois facility of Kraft Foods shall become vested in his or her Kraft Foods Matching Account based on the number of years of vesting service determined in accordance with the following schedule:

                                           VESTED
                    YEARS OF SERVICE     PERCENTAGE
                    ----------------     ----------
                      Less than 3             0 %
                      3 but less than 4      50 %
                      4 but less than 5      75 %
                      5 or more             100 %

   A Naperville Participant shall be fully vested in the entire balance in his or her Kraft Foods Matching Account after two years of participation in the Plan (and the predecessor plan) or the completion of five years of service.

   FORFEITURES:

     Kraft Foods Matching Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions to the Plan.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                                  (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   VALUATION OF TRUST INVESTMENTS:

      Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds. Investment contracts and the pools of mortgage-backed and asset-backed securities and other investments in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest.

      Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

      Short-term temporary investments are generally carried at cost, which approximates fair value.

   INVESTMENT TRANSACTIONS AND INVESTMENT INCOME OF THE TRUST:

      Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

      In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation of investments held at year-end (see Note 7).

3. CONTRIBUTIONS:

   No contribution is required from any eligible employee under the Plan. Eligible employees (other than Naperville Participants) may elect to contribute from 1% to 10% of his or her compensation, but contributions from base compensation over $15,000 may not exceed 6%. Naperville Participants may elect to contribute from 1% to 16% of his or her compensation, but only contributions not in excess of 6% of compensation are eligible for Kraft Foods

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Matching Contributions described below. Contributions by participants employed at certain operating unit locations may be made on a before-tax basis, an after-tax basis, or in a combination of the two, while contributions by participants employed at certain other operating unit locations may be made only on an after-tax basis. The percentage of compensation available for both before-tax and after-tax contributions varies from year-to-year in order that the aggregate contributions actually made by participants do not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 1994, a participant's before-tax contributions were limited to $9,240; for 1995, a participant's before-tax contributions will again be limited to $9,240.

   Each year Kraft Foods Matching Contributions are based on the amount of each participant's contributions to the Plan, subject to certain limitations under the Code. Kraft Foods Matching Contributions on behalf of Naperville Participants equal 25% of each Naperville Participant's contributions not in excess of 6% of compensation.

   The Kraft Foods Matching Contributions percentage is the greater of (i) 75% of the matching contribution rate under the Kraft Foods Thrift Plan or (ii) from 30% to 65% of a participant's contributions, depending on the annual percent change in earnings shown in the table below. The Kraft Foods Matching Contributions percentage to the Plan for a Plan year cannot exceed the percentage contributed by Kraft Foods to the Kraft Foods Thrift Plan for the same year. The average annual percent change in earnings is the percent change in earnings, before income taxes, goodwill amortization, interest and Company assessments of certain operating units of Kraft Foods, over the five-year period immediately preceding the Plan year for which the Kraft Foods Matching Contributions are to be made.

                                             THE KRAFT FOODS MATCHING
                IF ANNUAL PERCENT        CONTRIBUTION AS A PERCENTAGE OF
                CHANGE IN EARNINGS IS      PARTICIPANT CONTRIBUTIONS IS
                ---------------------    -------------------------------
                    + 5% (or less)                    30%
                    6-8%                              35%
                    9-11%                             40%
                    12-14%                            45%
                    15-17%                            50%
                    18-20%                            55%
                    21-23%                            60%
                    24% (or more)                     65%

   Currently, the Kraft Foods Matching Contributions percentage for the following Plan year is announced before the end of the preceding year. The Kraft Foods Matching Contributions percentage was 57%, 55% and 45% in 1994, 1993 and 1992, respectively.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Participants' contributions are recorded in the period in which they are withheld by the Kraft Foods Companies. Kraft Foods Matching Contributions for the year are accrued by the Plan based upon the amount to be funded each year in accordance with the Plan's formula noted above.

   Kraft Foods Matching Contributions are discretionary. While Kraft Foods has not expressed any intent to discontinue making Kraft Foods Matching Contributions, it is free to do so at any time. Kraft Foods Matching Contributions and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

   The Plan provides, in the event of a Change of Control (as defined in the Plan) of the Company, for the preservation of the Kraft Foods Matching Contributions for all participants except Naperville Participants for the year in which the Change of Control occurs and for two years thereafter.

4. VALUATION OF PARTICIPANT ACCOUNTS:

   The Trustee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:

     ACCOUNT                           SOURCE
     -------                           ------
     Kraft Foods Matching Account      Kraft Foods Matching Contributions and
                                       amounts transferred from the ESOP and
                                       other predecessor plans

     Before-Tax Contributions Account  Before-Tax Contributions

     After-Tax Contributions Account   After-Tax Contributions

   At the end of each month, the Trustee determines the current fair value of each fund in the Trust. The fair value of each participant's share in the Trust is determined with respect to their Kraft Foods Matching Account, Before-Tax Contributions Account and After-Tax Contributions Account, on the basis of their proportionate share in each fund.

5. WITHDRAWALS AND DISTRIBUTIONS:

   Participants may make withdrawals against their Kraft Foods Matching, Before-Tax Contributions and After-Tax Contributions Accounts under limited circumstances in accordance with the provisions outlined in the Plan.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Upon termination of employment, including retirement, a participant has several options available, as described in the Plan, with respect to the distribution of his or her Accounts. Normally, distributions are made one month after such termination.

   In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

6. INVESTMENTS HELD BY THE TRUST AND THE GF TRUST:

   For the year ended December 31, 1992, the assets of the Plan were held by the GF Trust, and were not co-invested with the assets of any other plan. Accordingly, the financial position and changes in net assets of the GF Trust as of and for the year ended December 31, 1992, are presented in the Plan's financial statements and have not been presented in this Note. Effective January 1, 1993, the Plan's assets were transferred to the Trust and co-invested with the assets of the Kraft Foods Thrift Plan and other plans sponsored by Kraft Foods.

   The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 31, 1994 and 1993, respectively, were:

                                        1994   1993
                                        -----  -----
     Trust                                 6%     6%
     Diversified Equity Index Fund         2%     2%
     Interest Income Fund                  2%     2%
     Government Securities Fund (GF)     100%   100%
     Philip Morris Stock Fund             11%    12%

   The Plan's approximate allocated share of the Trust's investment activities for the years ended December 31, 1994 and 1993, was 7% and 17%, respectively.

   The Plan's allocated share of the GF Trust's investment activities for the year ended December 31, 1992, was 100%, and is shown on the Statement of Income and Changes in Plan Equity for the year ended December 31, 1992.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

   Prior to January 1, 1994, all expenses incurred in administering the Plan were borne by Kraft Foods, with the exception of brokerage commissions, investment management fees and transfer taxes, which were paid by the Trust. Expenses paid by Kraft Foods are not reflected in the financial statements of the Plan. Effective January 1, 1994, most expenses incurred in administering the Plan and paid to third parties are borne by the Trust.

   The following expenses are paid from the Plan's assets: investment management fees, brokerage commissions, trustee's fees, audit fees, recordkeeping fees and legal fees. For 1994 and 1993, the approximate amount of such expenses expressed as a percentage of the average net assets of each fund under the Plan, is as follows:


                                            1994       1993
                                           ------     ------
     Diversified Equity Index Fund          0.25%         -
     Interest Income Fund                   0.27%      0.01%
     Government Securities Fund (GF)        0.26%      0.08%
     Philip Morris Stock Fund               0.23%         -

   Investments that represented five percent or more of total Trust assets as of December 31, 1994 and 1993, were:

                                           1994       1993
                                          ------     ------
     Philip Morris Stock Fund
      Common Stock                       $794,210   $724,969
     GEBT Equity Index Fund              $213,759   $180,299
     Interest Income Fund
      Prudential                         $101,387    $92,181
      Mass Mutual                               -    $98,459

   The GEBT Equity Index Fund currently includes Common Stock.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

   At December 31, 1994 and 1993, the financial position of the Trust was:


                                                  1994        1993
                                               ----------  ----------
   Assets:
     Investments at fair value:
       Diversified Equity Index Fund:
         GEBT Equity Index Fund
           (cost $209,846 and $120,304)        $  213,759  $  180,299
         Short-term temporary investments
           (cost approximates fair value)             346       1,038
       Interest Income Fund:
         Investment contracts
           (cost approximates fair value)         748,032     699,018
         Short-term temporary investments
           (cost approximates fair value)          70,518      44,426
       Government Securities Fund:
         Government securities
           (cost $10,986 and $7,512)               10,877       7,513
         Short-term temporary investments
           (cost approximates fair value)           1,920       3,859
       Government Securities Fund (GF):
         Government securities
           (cost $891)                                  -         886
         Short-term temporary investments
           (cost approximates fair value)             996         384
       Freihofer Equitable Capital
         Management Fund:
         Equitable Capital Management
           Corporation Combined Equity
           Account (cost $6,063 and $5,433)        12,698      13,175
         Short-term temporary investments
           (cost approximates fair value)                          38
       Philip Morris Stock Fund:
         Common stock
           (cost $546,407 and $504,354)           794,210     724,969
         Short-term temporary investments
           (cost approximates fair value)           6,771       6,360
       Participants' Loan Account:
         Loans to Participants                     36,592      36,401
                                               ----------  ----------
           Total investments                    1,896,719   1,718,366
     Receivables:
       Employer contributions receivable              733           -
       Employee contributions receivable              409           -
       Interest income                                637         204
       Dividend income                             11,412       8,486
                                               ----------  ----------
           Total assets                         1,909,910   1,727,056
   Liabilities:
     Distributions and
       other payables                                 388           -
                                               ----------  ----------
           Net assets                          $1,909,522  $1,727,056
                                               ==========  ==========

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

The changes in the Trust net assets for the year ended December 31, 1994 and 1993, were:

                                           1994         1993
                                        -----------  -----------
   Additions:
      Employer contributions            $   45,559   $   37,538
      Employee contributions               112,998      114,541

   Transfers from predecessor trusts        54,833      140,700

   Investment activities:
      Interest                              53,007       54,578
      Dividends                             40,029       33,575
      Interest on participant loans          2,304        2,639
                                        ----------   ----------
                                            95,340       90,792
   Net appreciation (depreciation)
      in fair value of investments          26,296     (255,146)
                                        ----------   ----------
        Net investment activities          121,636     (164,354)

   Deductions:
      Distributions and withdrawals       (150,932)    (120,175)
      General and administrative
        expenses                            (1,628)        (234)
                                        ----------   ----------

   Increase in
      Trust net assets                     182,466        8,016

   Net assets:
      Beginning of year                  1,727,056    1,719,040
                                        ----------   ----------
      End of year                       $1,909,522   $1,727,056
                                        ==========   ==========

  The transfers from the predecessor trusts for the year ended December 31, 1994, includes the transfer of assets to the Trust of the assets of the former Entenmann's Plan in the amount of $52,343.

  The transfers from predecessor trusts for the year ended December 31, 1993, includes the transfer of assets to the Trust of the assets of the General Foods Thrift-Investment Plan in the amount of $137,904.

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

7.  NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF TRUST AND GF TRUST
    INVESTMENTS:

   The realized gains and losses on disposals and changes in unrealized appreciation and depreciation of investments in the Trust for the years ended December 31, 1994 and 1993, and in the GF Trust for the year ended December 31, 1992 were:


                                                                                     FREIHOFER
                             DIVERSIFIED                                             EQUITABLE
                                EQUITY     GOVERNMENT   GOVERNMENT                    CAPITAL
                                INDEX      SECURITIES   SECURITIES   PHILIP MORRIS  MANAGEMENT
                                 FUND         FUND       FUND (GF)     STOCK FUND       FUND        TOTAL
                             ------------  -----------  -----------  --------------  ----------  -----------
1994
- ----
Realized gains:
  Proceeds                      $194,914      $ 3,955       $1,860        $ 44,214      $1,455     $246,398
  Cost                           135,224        3,969        1,867          31,833         659      173,552
                                --------      -------       ------        --------      ------     --------
   Net realized gains
     (losses)                     59,690          (14)          (7)         12,381         796       72,846
                                --------      -------       ------        --------      ------     --------

Unrealized (depreciation)
  appreciation:
  Beginning of year               59,995            1           (5)        220,615       7,743      288,349
  End of year                      3,838         (109)           -         231,434       6,636      241,799
                                --------      -------       ------        --------      ------     --------
   (Decrease) increase           (56,157)        (110)           5          10,819      (1,107)     (46,550)
                                --------      -------       ------        --------      ------     --------

Net appreciation
 (depreciation) in fair
 value of investments           $  3,533     ($   124)     ($    2)       $ 23,200     ($  311)    $ 26,296
                                ========      =======       ======        ========      ======     ========

1993
- ----
Realized gains:
  Proceeds                      $  7,181      $55,646       $2,341        $ 35,029      $1,587     $101,784
  Cost                             4,761       55,578        2,330          23,702         837       87,208
                                --------      -------       ------        --------      ------     --------
   Net realized gains              2,420           68           11          11,327         750       14,576
                                --------      -------       ------        --------      ------     --------

Unrealized (depreciation)
  appreciation:
  Beginning of year               45,286           68                      421,453       6,410      473,217
  Transfer from GF Plans           1,557                         7          83,290                   84,854
  End of year                     59,995            1           (5)        220,615       7,743      288,349
                                --------      -------       ------        --------      ------     --------
   (Decrease) increase            13,152          (67)         (12)       (284,128)      1,333     (269,722)
                                --------      -------       ------        --------      ------     --------

Net (depreciation)
 appreciation in fair
 value of investments           $ 15,572      $     1      ($    1)      ($272,801)     $2,083    ($255,146)
                                ========      =======       ======        ========      ======     ========

                 GENERAL FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (concluded)

                                       DIVERSIFIED
                                          EQUITY     GOVERNMENT
                                          INDEX      SECURITIES   PHILIP MORRIS
                                           FUND      FUND  (GF)     STOCK FUND      TOTAL
                                       ------------  -----------  --------------  ----------
1992
- ----
Realized gains:
  Proceeds                                  $  296       $2,207        $ 17,245   $  19,748
  Cost                                         107        2,191           5,714       8,012
                                            ------       ------        --------   ---------
    Net realized gains                         189           16          11,531      11,736
                                            ------       ------        --------   ---------
Unrealized appreciation:
  Beginning of year                          1,574           76         101,613     103,263
  Transfer to Kraft Foods Thrift
    Plan                                                                   (246)       (246)
  End of year                                1,556            7          84,242      85,805
                                            ------       ------        --------   ---------
    (Decrease)                                 (18)         (69)        (17,125)    (17,212)
                                            ------       ------        --------   ---------
Net (depreciation)
  appreciation in fair
  value of investments                      $  171     ($    53)      ($  5,594)   ($ 5,476)
                                            ======      =======        ========     =======

8. TAX STATUS:

   The U.S. Treasury Department has determined that the Plan, as amended and in effect as of May 12, 1987, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended several times since that date and the Plan as amended and in effect through January 1, 1993 has been submitted to the Internal Revenue Service for a determination that the Plan, as so amended, continues to constitute a qualified plan under Section 401(a) of the Code and the related Trust continues to be exempt from Federal income taxes under Section 501(a) of the Code. These amendments have been drafted to comply with the provisions of the Code applicable to qualified plans. The Fiduciaries believe that the Plan, as so amended, continues to comply with the applicable provisions of the Code and that the Plan continues to be administered in accordance with the applicable provisions of the Code.

9. TRANSFERRED PLAN PARTICIPANTS AND NET ASSETS:

   Effective January 4, 1993, the account balances of those participants in the Nabisco Brands Employee Savings Plan, located in Naperville, Illinois totaling approximately $800,000 were transferred to the Plan.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft Foods, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                               GENERAL FOODS EMPLOYEE
                                               THRIFT-INVESTMENT PLAN
                                                   (Name of Plan)



                                       By        /s/ TERRY M. FAULK
                                           ---------------------------------
                                                Terry M. Faulk, Chairman,
                                           Management Committee for Employee
                                         Benefits of Kraft General Foods, Inc.

Date:  April 26, 1995

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

       COLUMN A                                           COLUMN B        COLUMN C      COLUMN D
       ---------                                       ---------------  ------------  ------------
                                                         FACE AMOUNT        COST
                                                          OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE                      OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------                      ---------------  ------------  ------------
PHILIP MORRIS STOCK FUND  --  42.23%

COMMON STOCK  --  41.87%

TOBACCO  --  41.87%

Philip Morris Companies Inc.                              13,812,339    $546,406,712  $794,209,493

SHORT-TERM INVESTMENTS  --  0.36%

GEBT Pyramid Directed
   Account Cash Fund                                       6,770,867       6,770,867     6,770,867
                                                                        ------------  ------------

     TOTAL PHILIP MORRIS STOCK FUND                                      553,177,579   800,980,360
                                                                        ------------  ------------

EQUITY INDEX FUND  --  11.29%

GEBT Equity Index Fund  --  11.27%                           212,951     209,846,013   213,758,888

SHORT-TERM INVESTMENTS  --  0.02%

GEBT Short-Term Investment Fund                              345,751         345,751       345,751
                                                                        ------------  ------------

     TOTAL EQUITY INDEX FUND                                             210,191,764   214,104,639
                                                                        ------------  ------------

INTEREST INCOME FUND  --  43.16%

INVESTMENT CONTRACTS  --  39.44%

PARTICIPATION CONTRACTS WITH INSTITUTIONS  --  27.97%

 New England Mutual Life
  #GA 4832    9.00%
  matures   5/15/95                                       16,809,447      16,809,447    16,809,447
 Connecticut Mutual Life Ins. Co.
  #70267      9.37%
  matures    7/3/95                                        1,314,385       1,314,385     1,314,385
 New York Life Ins. Co.
  #05939      9.35%
  matures   8/26/95                                        1,516,350       1,516,350     1,516,350
 Great West Life
  #K17020     9.50%
  matures   10/3/95                                        8,811,813       8,811,813     8,811,813
 Hartford Life Ins.
  #GA-5245    8.97%
  matures  10/31/95                                        7,824,347       7,824,347     7,824,347

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

       COLUMN A                                           COLUMN B        COLUMN C      COLUMN D
       ---------                                       ---------------  ------------  ------------
                                                         FACE AMOUNT        COST
                                                          OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE                      OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------                      ---------------  ------------  ------------
Participation Contracts with Institutions (continued)

 Hartford Life Ins.
  #GA 5246      8.80%
  matures    10/31/95                                       4,861,183    $ 4,861,183   $ 4,861,183
 Provident Mutual Life Ins. Co.
  #8142-001     8.72%
  matures    12/31/95                                         956,172        956,172       956,172
 Confederation Life Ins.
  #62325        9.33%
  matures      1/2/96                                      21,109,885     21,109,885    21,109,885
 Prudential
  #K6160        9.40%
  matures      2/3/96                                      38,551,424     38,551,424    38,551,424
 Ohio National Life Co.
  #5265         8.47%
  matures      3/1/96                                         464,514        464,514       464,514
 Commonwealth Life Ins.
  #00326 FR     9.26%
  matures      4/1/96                                      10,689,998     10,689,998    10,689,998
 Canada Life Ins. Co.
  #45492        8.50%
  matures      6/1/96                                      21,248,847     21,248,847    21,248,847
 Mass Mutual
  PGIC #10404   6.23%
  matures     7/20/96                                      28,965,975     28,965,975    28,965,975
 Prudential
  GA 7269       6.60%
  matures     8/15/96                                      60,530,955     60,530,955    60,530,955
 Mass Mutual
  #K5897       10.10%
  matures      9/8/96                                      52,598,822     52,598,822    52,598,822
 New York Life
  #GA 20013     5.83%
  matures     9/30/96                                      28,352,735     28,352,735    28,352,735
 John Hancock
  GAC# 6436     8.03%
  matures    11/30/96                                      29,011,265     29,011,265    29,011,265
 New York Life Ins. Co.
  #06204        8.55%
  matures     12/1/96                                      19,519,943     19,519,943    19,519,943
 Connecticut General Ins.
  GA-7771       7.15%
  matures      1/1/97                                      32,273,747     32,273,747    32,273,747

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

       COLUMN A                                           COLUMN B        COLUMN C      COLUMN D
       ---------                                       ---------------  ------------  ------------
                                                         FACE AMOUNT        COST
                                                          OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE                      OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------                      ---------------  ------------  ------------
Participation Contracts with Institutions (continued)

 Hartford Life Ins. Co.
  #9108         8.74%
  matures      5/1/97                                     27,383,064    $ 27,383,064  $ 27,383,064
 Prudential Insurance Co. of America
  GA-7270       5.86%
  matures     12/1/97                                      2,304,788       2,304,788     2,304,788
 Metropolitan Life Ins. Co.
  Acct# 102503  5.64%
  matures     12/1/97                                      1,188,552       1,188,552     1,188,552
 Provident Mutual
  #8159001      8.55%
  matures      3/1/98                                        852,148         852,148       852,148
 Mass Mutual
  GAC 10223     8.36%
  matures     4/30/98                                     10,157,780      10,157,780    10,157,780
 Connecticut General Life Ins.
  #25119        8.81%
  matures      8/1/98                                     21,756,966      21,756,966    21,756,966
 Aetna Life Ins. Co.
  MV 6008       4.73%
  matures    12/31/98                                      2,025,185       2,025,185     2,025,185
 Hartford Life Ins. Co.
  GA 10225      7.65%
  matures     1/31/99                                     20,068,000      20,068,000    20,068,000
 Allstate Life Insurance Company
  #5428         6.15%
  matures     4/30/99                                     36,615,741      36,615,741    36,615,741
 Allstate Life Ins. Co.
  GIC# 5581     7.23%
  matures     5/20/99                                      1,920,033       1,920,033     1,920,033
 Provident National Assurance
  #02705689     6.96%                                     20,803,272      20,803,272    20,803,272
                                                                        ------------  ------------


               TOTAL CONTRACTS                                           530,487,336   530,487,336
                                                                        ------------  ------------

FINANCIAL INSTITUTION POOLS  --  11.47%

 National Westminster Bank
  #SAM 0104A          5.80%
  GEBT Short-Term Investment Fund                                            794,953       794,953
  Confederation Life Ins.
  matures  11/30/95   8.61%                                               10,580,242    10,580,242

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

       COLUMN A                                           COLUMN B        COLUMN C      COLUMN D
       ---------                                       ---------------  ------------  ------------
                                                         FACE AMOUNT        COST
                                                          OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE                      OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------                      ---------------  ------------  ------------
Financial Institution Pools (continued)

National Westminster Bank Contract (continued)
  Federal National Mortgage Association Remic
   matures  6/25/2005         6.25%                                     $ 2,261,992    $ 2,261,992
  Federal Home Loan Mtg. Corporation
   matures  8/15/2005         6.25%                                       1,126,785      1,126,785
  Federal National Mortgage Association
   matures  8/25/2005         6.00%                                         488,337        488,337
  Federal Home Loan Mtg. Corporation
   matures  8/15/2008         6.50%                                       3,180,690      3,180,690
  Federal National Mortgage Association Pool
   matures  5/1/2009          7.00%                                       2,719,009      2,719,009
  Federal National Mortgage Association Pool
   matures  5/1/2009          6.50%                                       2,715,172      2,715,172
  Federal Home Loan Mtg. Corporation Pool
   matures  6/1/2009          6.50%                                       2,703,228      2,703,228
  Federal Home Loan Mtg. Corporation Pool
   matures  7/1/2009          7.00%                                       2,829,931      2,829,931
  Federal Home Loan Mtg. Corporation Pool
   matures  4/15/2011         5.00%                                       2,294,622      2,294,622
  Federal National Mortgage Association
   matures  8/25/2012         5.60%                                       1,512,835      1,512,835
  Federal Home Loan Mtg. Corporation
   matures  8/25/2013         6.70%                                       4,072,555      4,072,555
  Federal National Mortgage Association
   matures  9/25/2015         6.00%                                       2,227,037      2,227,037
  Federal Home Loan Mtg. Corporation
   matures 12/15/2015         6.50%                                       2,769,257      2,769,257
  Federal National Mortgage Association
   matures  6/25/2016         5.70%                                       4,203,806      4,203,806
  Federal National Mortgage Association
   matures  7/25/2016         5.65%                                       2,247,603      2,247,603
  Federal Home Loan Mtg. Corporation
   matures  1/15/2018         6.00%                                       4,180,009      4,180,009
  Federal National Mortgage Association
   matures  6/15/2018         7.00%                                         300,624        300,624
  Federal National Mortgage Association
   matures  1/25/2020         7.00%                                       4,121,824      4,121,824
  Government National Mortgage Association
   matures  5/15/2024         7.00%                                       3,493,390      3,493,390
                                                                        -----------    -----------

 Total National Westminster Bank Contract                                60,823,901     60,823,901
                                                                        -----------    -----------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

       COLUMN A                                           COLUMN B        COLUMN C      COLUMN D
       ---------                                       ---------------  ------------  ------------
                                                         FACE AMOUNT        COST
                                                          OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE                      OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------                      ---------------  ------------  ------------
Financial Institution Pools (continued)

 Provident Life & Accident
  #630-05581            5.45%
  GEBT Short-Term Investment Fund                                       $   395,207    $   395,207
  U. S. Treasury Note
   matures  3/31/96     5.13%                                             4,459,169      4,459,169
  U. S. Treasury Note
   matures  6/30/96     6.00%                                             2,214,456      2,214,456
  U. S. Treasury Note
   matures 11/30/98     5.13%                                             3,620,847      3,620,847
  U. S. Treasury Note
   matures  8/15/2002   6.38%                                             2,206,531      2,206,531
  Federal Home Loan Mtg. Corporation
   matures  9/15/2002   4.85%                                             2,629,197      2,629,197
  Federal National Mortgage Association Remic
   matures  7/25/2003   5.40%                                             2,748,948      2,748,948
  U. S. Treasury Note
   matures  8/15/2003   5.75%                                               655,218        655,218
  Federal Home Loan Mtg. Corporation
   matures  9/15/2008   6.00%                                             1,669,489      1,669,489
  Federal Home Loan Mtg. Corporation
   matures  11/1/2008   6.00%                                             2,446,464      2,446,464
  Federal National Mortgage Association Pool
   matures  7/1/2009    6.00%                                             2,454,934      2,454,934
  Federal National Mortgage Association
   matures  9/25/2019   5.50%                                             2,507,835      2,507,835
  Federal National Mortgage Association
   matures  8/25/2023   3.00%                                             2,350,655      2,350,655
  Federal National Mortgage Association Pool
   matures  6/1/2024    6.50%                                             2,430,410      2,430,410
                                                                        -----------    -----------

 Total Provident Life & Accident Contract                                32,789,360     32,789,360
                                                                        -----------    -----------

 Commonwealth Life
  No. ADA 00044TR       6.20%
  GEBT Short-Term Investment Fund                                         6,140,932      6,140,932
  Standard Credit Card Master Trust
   matures  8/7/96      5.88%                                             2,785,615      2,785,615
  MBNA Master Credit Card Trust
   matures  8/15/99     6.20%                                             2,615,626      2,615,626
  U. S. Treasury Note
   matures  8/15/2003   5.75%                                             1,215,288      1,215,288
  Federal National Mortgage Association
   matures  9/9/2003    5.97%                                               503,428        503,428

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

       COLUMN A                                           COLUMN B        COLUMN C      COLUMN D
       ---------                                       ---------------  ------------  ------------
                                                         FACE AMOUNT        COST
                                                          OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE                      OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------                      ---------------  ------------  ------------
Financial Institution Pools (continued)

Commonwealth Life (continued)
  Federal Home Loan Mtg. Corporation
   matures  2/15/2005    6.65%                                          $ 5,117,332    $ 5,117,332
  Federal National Mortgage Association
   matures  5/25/2005    6.70%                                            5,085,199      5,085,199
  Federal Home Loan Mtg. Corporation
   matures  8/15/2005    6.70%                                            5,114,176      5,114,176
  Federal National Mortgage Association
   matures 11/25/2005    7.15%                                            2,081,284      2,081,284
  Federal National Mortgage Association Pool
   matures  8/25/2006    6.00%                                            4,681,238      4,681,238
  Student Loan Mortgage Association
   matures  8/1/2007     7.13%                                              673,644        673,644
  Federal National Mortgage Association Pool
   matures  7/1/2009     7.00%                                            7,966,780      7,966,780
  Federal Home Loan Mtg. Corporation
   matures 12/15/2018    6.00%                                            2,448,917      2,448,917
  Government National Mortgage Association Pool
   matures  5/15/2024    6.50%                                            8,606,532      8,606,532
  Federal National Mortgage Association Pool
   matures  9/1/2024     7.00%                                            1,013,552      1,013,552
                                                                        -----------    -----------

Total Commonwealth Life Insurance Company Contract                       56,049,543     56,049,543
                                                                        -----------    -----------

 Peoples Life Insurance Company
  No.  106873            6.30%
  GEBT Short-Term Investment Fund                                         1,585,926      1,585,926
  U. S. Treasury Note
   matures  2/15/97      4.75%                                            5,691,311      5,691,311
  Premier Auto Trust
   matures  5/2/98       6.45%                                              716,013        716,013
  Federal Home Loan Mtg. Corporation Remic
   matures 12/15/98      5.50%                                            2,259,788      2,259,788
  U. S. Treasury Note
   matures  2/28/99      5.50%                                            5,000,198      5,000,198
  American Express Master Trust
   matures  7/15/2001    5.38%                                            1,307,797      1,307,797
  Federal Home Loan Mtg. Corporation Pool
   matures 11/1/2001     8.00%                                              600,817        600,817
  Federal Home Loan Mtg. Corporation Remic
   matures  1/15/2002    4.75%                                            2,264,465      2,264,465
  U. S. Treasury Note
   matures  8/15/2003    5.75%                                            4,754,519      4,754,519

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

       COLUMN A                                           COLUMN B        COLUMN C      COLUMN D
       ---------                                       ---------------  ------------  ------------
                                                         FACE AMOUNT        COST
                                                          OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE                      OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------                      ---------------  ------------  ------------
Financial Institution Pools (continued)

Peoples Life Insurance Company (continued)
  Standard Credit Card Master Trust
   matures   11/7/2003     8.25%                                         $  707,098     $  707,098
  U. S. Treasury Note
   matures    2/15/2004    5.88%                                          5,303,212      5,303,212
  Federal National Mortgage Association Pool
   matures   11/1/2005    10.5%                                           2,344,515      2,344,515
  Federal Home Loan Mtg. Corporation
   matures    2/15/2007    4.25%                                          5,098,732      5,098,732
  Federal Home Loan Mtg. Corporation Pool
   matures    5/1/2009     6.00%                                          2,723,201      2,723,201
  Federal Home Loan Mtg. Corporation Pool
   matures    6/1/2009     6.50%                                          3,762,602      3,762,602
  Federal National Mortgage Association Pool
   matures    7/1/2009     6.00%                                          1,541,756      1,541,756
  Federal National Mortgage Association Pool
   matures    7/1/2009     7.00%                                          1,569,144      1,569,144
  Federal Home Loan Mtg. Corporation
   matures    12/15/2010   5.25%                                          1,140,888      1,140,888
  Federal National Mortgage Association
   matures    3/25/2012    5.00%                                          1,643,122      1,643,122
  Federal Home Loan Mtg. Corporation Remic
   matures    1/15/2014    5.75%                                          1,654,250      1,654,250
  Federal Home Loan Mtg. Corporation
   matures    1/15/2014    5.25%                                          4,963,834      4,963,834
  Government National Mortgage Association
   matures    9/15/2019    9.00%                                            104,348        104,348
  Federal National Mortgage Association
   matures    12/15/2019   6.00%                                            517,066        517,066
  Government National Mortgage Association
   matures    12/15/2019   9.00%                                          1,020,639      1,020,639
  Government National Mortgage Association
   matures    1/15/2020    9.00%                                            301,399        301,399
  Government National Mortgage Association
   matures    6/15/2020    9.00%                                            523,575        523,575
  Government National Mortgage Association
   matures    9/15/2020    9.00%                                          2,606,244      2,606,244
  Government National Mortgage Association
   matures    10/20/2021   9.50%                                          1,868,436      1,868,436
  Government National Mortgage Association
   matures    8/15/2022    9.00%                                          1,503,327      1,503,327
  Government National Mortgage Association
   matures    5/15/2024    6.50%                                          2,660,344      2,660,344

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

       COLUMN A                                           COLUMN B        COLUMN C      COLUMN D
       ---------                                       ---------------  ------------  ------------
                                                         FACE AMOUNT        COST
                                                          OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE                      OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------                      ---------------  ------------  ------------
Financial Institution Pools (continued)

Peoples Life Insurance Company (continued)
  Government National Mortgage Association
   matures  1/15/2025    9.00%                                          $    143,441  $    143,441
                                                                        ------------  ------------

Total Peoples Life Insurance Company Contract                             67,882,007    67,882,007
                                                                        ------------  ------------

   TOTAL POOLS                                                           217,544,811   217,544,811
                                                                        ------------  ------------

   TOTAL INVESTMENT CONTRACTS                                            748,032,147   748,032,147
                                                                        ------------  ------------

SHORT-TERM INVESTMENTS  --  3.72%

GEBT Short-Term Investment Fund                           65,639,936      65,639,936    65,639,936

GEBT Stable Value Government Fund                          4,878,264       4,878,264     4,878,264
                                                                        ------------  ------------

   TOTAL SHORT-TERM INVESTMENTS                                           70,518,200    70,518,200
                                                                        ------------  ------------

   TOTAL INTEREST INCOME FUND                                            818,550,347   818,550,347
                                                                        ------------  ------------

GOVERNMENT SECURITIES FUND  --  0.67%

GOVERNMENT SECURITIES  --  0.49%

  United States Treasury Note,
   4.125%   due 5/31/95                                    6,000,000       5,986,094     5,944,680
  United States Treasury Note,
   4.125%   due 6/30/95                                    1,500,000       1,507,031     1,482,420
  United States Treasury Note,
   4.00%    due 1/31/96                                      500,000         497,539       482,735
  United States Treasury Note,
   6.00%    due 6/30/96                                    1,500,000       1,495,273     1,467,660
                                                                        ------------  ------------

   TOTAL GOVERNMENT SECURITIES                                             9,485,937     9,377,495
                                                                        ------------  ------------

FEDERAL AGENCY OBLIGATIONS  --  0.08%

 Student Loan Marketing Association
  Medium Term Note SER97 BB
  8.29%     due 12/22/97                                   1,500,000       1,500,000     1,499,394
                                                                        ------------  ------------

   TOTAL FEDERAL AGENCY OBLIGATIONS                                        1,500,000     1,499,394
                                                                        ------------  ------------

   TOTAL SECURITIES                                                       10,985,937    10,876,889
                                                                        ------------  ------------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994


       COLUMN A                                           COLUMN B         COLUMN C     COLUMN D
       --------                                        ---------------  ------------  --------------
                                                         FACE AMOUNT         COST
                                                          OR NUMBER        BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE                      OF SHARES/UNITS   INVESTMENTS    FAIR VALUE
- ---------------------------------                      ---------------  ------------  --------------
SHORT-TERM INVESTMENTS  --  0.10%

BT Pyramid Government Securities Cash Fund                1,919,760   $    1,919,760  $    1,919,760
                                                                      --------------  --------------

     TOTAL GOVERNMENT SECURITIES FUND                                     12,905,697      12,796,649
                                                                      --------------  --------------

GOVERNMENT SECURITIES FUND (GF)  --  0.05%

GOVERNMENT SECURITIES  --  0.02%

  United States Treasury Bill,
  due 6/1/95                                                500,000          484,703         484,703
                                                                      --------------  --------------

SHORT-TERM INVESTMENTS  --  0.03%

BT Pyramid Government Securities Cash Fund                  511,401          511,401         511,401
                                                                      --------------  --------------

   TOTAL SHORT-TERM INVESTMENTS                                              996,104         996,104
                                                                      --------------  --------------

     TOTAL GOVERNMENT SECURITIES FUND (GF)                                   996,104         996,104
                                                                      --------------  --------------

FREIHOFER EQUITABLE
 CAPITAL MANAGEMENT FUND  --  0.67%

Equitable Capital Management
  Corporation Combined
  Equity Account                                                365        6,062,740      12,698,331
                                                                      --------------  --------------

TOTAL FREIHOFER EQUITABLE
 CAPITAL MANAGEMENT FUND                                                   6,062,740      12,698,331
                                                                      --------------  --------------

PARTICIPANTS' LOAN ACCOUNT  --  1.93%

Participants' Loans                                      36,592,584       36,592,584      36,592,584
                                                                      --------------  --------------

     TOTAL INVESTMENTS                                                $1,638,476,815  $1,896,719,014
                                                                      ==============  ==============